Exhibit 99.1

Vertical Aerospace Shares Business Update Ahead of Farnborough International Airshow

•   Company Receives Expanded Permit to Fly from UK Civil Aviation Authority for first public demonstration flights

•   Company to Host Investor Meetings During Farnborough International Airshow, July 20-24, 2026

•   H1 2026 Business Update Conference Call scheduled for August 13, 2026 at 08:30 am ET (13:30 BST)

LONDON – July 13, 2026 - Vertical Aerospace ("Vertical" or the "Company") (NYSE: EVTL), a global aerospace and technology company that is pioneering electric aviation, today provided a business update ahead of Farnborough International Airshow, highlighting progress across its programme, as it prepares for the next phase of development and entry into service.

Program Progress & Critical Design Review

In April 2026, Vertical achieved the most significant technical milestone in its history, with two-way piloted transition flight, a critical technical validator reached by only one other company globally. Vertical is the first to do so under Design Organisation Approval regulatory oversight of the UK Civil Aviation Authority (CAA).

On Friday July 10, 2026, in a demonstration of further regulator confidence, the Company received an expanded Permit to Fly from the CAA, authorising its first public demonstration flights away from Cotswold Airport.

Vertical has now conducted multiple successful piloted transition flights, validating the core aerodynamic and flight control technologies that underpin the design of the Company’s aircraft, Valo, and advance the programme toward certification. The Company has also expanded its flight test fleet with an additional prototype, accelerating piloted flight testing, supporting flight demonstrations and advancing development of Vertical's hybrid-electric aircraft programme.

Looking forward, the Company expects to complete Critical Design Review (CDR) by the end of 2026, establishing the certifiable design baseline for its aircraft and enabling the build and test of certification-conforming aircraft. Vertical also plans to bring new manufacturing capabilities online, targeting its early production aircraft assembly facility in Q3 2026 and the expanded Vertical Energy Centre for its proprietary batteries in Q4 2026.

Certification Timeline

Following completion of piloted transition flight testing and in preparation for CDR in close engagement with our supplier partners, the Company has re-baselined its programme plan against the remaining certification workscope, including the build and test of certification-conforming Valo aircraft. Having previously indicated increasing risk to its targeted 2028 timeline, the Company now expects to achieve Type Certification of Valo in 2029. This timeline reflects the rigour of certifying an entirely new class of aircraft under an established regulatory certification framework.

Vertical’s certification pathway under the CAA and the European Union Aviation Safety Agency remains clear and well-defined, and the programme continues to be fully supported by its regulators. The Company will provide an update on its funding position and capital resources alongside its H1 2026 results on 13 August 2026.

Hybrid-electric and defence opportunities

Vertical also progressed the hybrid-electric variant of Valo, designed to deliver up to 1,000 miles of range, payloads of up to 1,100kg over shorter distances, and the low acoustic and thermal signatures increasingly required for defence, logistics and special mission applications. The hybrid-electric variant is built on the same Valo airframe as the all-electric aircraft, reducing time to market and operating costs.

The Company's next-generation hybrid-electric propulsion system recently began testing on its dedicated Hybrid Propulsion Evaluation Rig (HYPER), representing another important milestone as Vertical executes its strategy of expanding the capability of its aircraft platform and addressing new opportunities for defence, in addition to commercial markets. Vertical expects to select its long-term turbogenerator supplier for the hybrid-electric variant during 2026 and begin flight testing in H1 2027.

Building the ecosystem for commercial service

In parallel, Vertical has now engaged all key Valo systems suppliers required to bring its electric aircraft into service at scale.

The Company believes it has established one of the industry's strongest aerospace technology ecosystems through strategic partnerships with Honeywell Aerospace, Aciturri, Hyundai WIA, Evolito, Syensqo and Isoclima. Last month the Company announced that Astronics Corporation (NASDAQ: ATRO), a leading provider of advanced technologies for Airbus, Bell Helicopters, Boeing, Eurocopter, Lockheed Martin and Gulfstream, was selected to supply the low-voltage power distribution system for Valo.

Together, these partners provide proven and certifiable systems and advanced manufacturing capabilities, complementing Vertical’s in-house ownership of critical technologies, including batteries and propellers.

Vertical continues to strengthen its commercial ecosystem that will support Valo's entry into service. The Company has approximately 1,500 conditional pre-orders, with an estimated pre-order value of approximately $6 billion, across four continents including from its long-standing relationships with American Airlines, Avolon, Bristow, GOL and Japan Airlines.

Beyond its anticipated electric and hybrid-electric aircraft sales, Vertical expects to generate recurring, high-margin revenue streams through battery supply, maintenance, and lifecycle services, supporting a diversified and resilient business model.

Stuart Simpson, CEO of Vertical Aerospace, commented:

"The first half of 2026 has been one of the most significant periods in Vertical's history. We've successfully completed multiple piloted transition flights, advanced our hybrid-electric programme, expanded our world-class aerospace ecosystem, and strengthened our commercial partnerships, all representing key steps toward bringing Valo into commercial service.

We're now increasingly focused on executing against our certification objectives. We expect to complete CDR by the end of this year, establishing the design baseline for our certification aircraft. Together, successful piloted transition and the upcoming CDR materially advance and de-risk the programme.

We remain highly confident in the huge market opportunity and our competitive positioning, rooted in Valo’s distinct differentiators, including the largest, safest, most versatile aircraft built to meet the world’s highest safety standards, enabling a global opportunity for Vertical. We look forward to discussing our progress in more detail during the Farnborough International Airshow and during our business update call in August."

H1 2026 Business Update Conference Call

Vertical will webcast its H1 Business Update 2026 conference call on August 13, 2026 at 08:30 am ET (13:30 BST). The call will be hosted by Stuart Simpson, CEO and Michael Cervenka, Chief Commercial & Strategy Officer.

To access the webcast, visit: https://events.q4inc.com/attendee/222109240

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner, and quieter way to travel. Valo is a piloted, four-passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical is also developing a hybrid-electric variant, offering increased range and mission flexibility to meet the evolving needs of the advanced air mobility market. Vertical combines partnerships with leading aerospace companies, including Honeywell, Syensqo and Aciturri, with its own proprietary battery and propeller technology to develop the world’s most advanced and safest eVTOL. Vertical has c.1,500 pre-orders of Valo, with customers across four continents, including American Airlines, Avolon, Bristow, GOL and Japan Airlines. Certain customer obligations are expected to be fulfilled via third-party agreements. Headquartered in Bristol, UK, Vertical’s experienced leadership team comes from top-tier aerospace and automotive companies such as Rolls-Royce, Airbus, GM, and Leonardo. Together, they have previously certified and supported over 30 different civil and military aircraft and propulsion system.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the certification and the commercialization of our aircraft and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all; the targeted timeline for completion of the CDR, selection of a long-term hybrid turbo-generator supplier and flight testing of the hybrid-electric variant aircraft, completion of its early production aircraft assembly facility and expansion of the Vertical Energy Centre; the announced timing of the Company’s Q2 2026 business update webcast; our financial outlook; the design and manufacture and design and features of our aircraft; business strategy and plans and objectives of management for future operations; expectations surrounding pre-orders and commitments; as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 24, 2026, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

For more information:

Media:

Justin Bates, Head of Communications

justin.bates@vertical-aerospace.com

+44 7878 357 463

Investor Relations:

Samuel Emden, Head of Investor Affairs

samuel.emden@vertical-aerospace.com

+44 7816 459 904